UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2023
Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

Check-Cap Ltd. (the “Company”) is announcing the results of the Annual General Meeting of Shareholders (the “Meeting”) of the Company held on December 18, 2023, at 2:00 p.m. (Israel time) at the offices of the Company’s Israeli legal counsel, FISCHER (FBC & Co.), located at 146 Menachem Begin Rd., Tel Aviv 6492103, Israel.  At the Meeting, the shareholders of the Company voted on the proposals described in the Company’s Proxy Statement for the Meeting that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on November 22, 2023.

At the Meeting, the shareholders approved the following proposals by the requisite majority under the Israeli Companies Law 5759-1999 (the “Companies Law”):

1.
Ratification and approval of the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the Company’s independent auditor for the year ending December 31, 2023 and for such additional period until the Company’s next annual general meeting of shareholders.

2.	Approval and restatement of the Company’s Compensation Policy for Executive Officers and Directors.

3.
The election of the following five directors as members of the Company’s board of directors, out of the ten director nominees proposed for election at the Meeting, each to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Idan Ben Shitrit, Avital Shafran, Jordan Lipton, William Vozzolo and Lilian Malczewski (collectively, the “Shareholder Director Nominees”).

4.	Approval of the cash remuneration to be paid to the director nominees who are elected to serve as directors at the Meeting.

5.
Approval of the Company’s entry into indemnification and exculpation agreements and to provide directors’ and officers’ liability insurance coverage to a Shareholder Director Nominee who is elected to serve at the Meeting.

At the Meeting, the following proposals did not receive the requisite majority required for approval under the Companies Law:

1.
Approval, pursuant to Section 320 of the Companies Law, of the merger of Capstone Merger Ltd., an Israeli company (“Israeli Merger Sub”) and a wholly-owned subsidiary of Capstone Dental Pubco, Inc., a Delaware corporation (“New Parent”) with and into Check-Cap, with Check-Cap surviving and becoming a wholly-owned subsidiary of New Parent, including approval of: (x) the Business Combination Agreement, dated as of August 16, 2023, by and among New Parent, Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Check-Cap, U.S. Merger Sub (as defined below) and Israeli Merger Sub (the “Business Combination Agreement”), pursuant to which, Capstone Merger Sub Corp., a Delaware corporation (“U.S. Merger Sub”), and wholly-owned subsidiary of New Parent, will merge (the “U.S. Merger”) with and into Keystone, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israeli Merger Sub will merge (the “Israeli Merger”) with and into Check-Cap, with Check-Cap surviving, and each of U.S. Merger Sub and Israeli Merger Sub will cease to exist, and (y) all other transactions and arrangements to which Check-Cap is a party contemplated by the Business Combination Agreement, a copy of which was attached as Exhibit 99.1 to the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission on August 17, 2023.

2.
Authorization of the Company’s Board of Directors to determine to effect a reverse share split of the Company’s ordinary shares within a range of 1 for 2 to 1 for 5, the exact ratio to be determined by the Company’s Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by the Company, and to approve the amendment of our Articles of Association to reflect any such reverse share split (if implemented).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: December 18, 2023	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer